UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Intelligroup, Inc.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
45816A106
(CUSIP Number)
Kazuhiro Nishihata
NTT DATA CORPORATION
Toyosu Center Building
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033, Japan
81-3-5546-8202
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
July 19, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45816A106

1	NAME OF REPORTING PERSON NTT DATA CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Japan

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,901,065

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,901,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,901,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	96.6%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	45816A106

1	NAME OF REPORTING PERSON NTT Data International L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,901,065

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,901,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,901,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	96.6%

14	TYPE OF REPORTING PERSON

	OO

SCHEDULE 13D

CUSIP No.	45816A106

1	NAME OF REPORTING PERSON Mobius Subsidiary Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New Jersey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,901,065

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,901,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,901,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	96.6%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	45816A106

1	NAME OF REPORTING PERSON Nippon Telegraph and Telephone Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Japan

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,901,065

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,901,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,901,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	96.6%

14	TYPE OF REPORTING PERSON

	CO

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following after the third paragraph:
     The Offer expired at 12:00 midnight, New York City time, on Monday, July 19, 2010. Based on the information provided by the depositary, a total of approximately 39,901,065 Shares (including 39,005 Shares tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn. The Shares tendered in the Offer represent approximately 96.6% of the Company’s issued and outstanding Shares. All Shares that were validly tendered in the Offer and not withdrawn were accepted for payment effective 12:01 a.m. on July 20, 2010, and Purchaser will promptly pay for such Shares at the Per Share Amount.
     The Reporting Persons estimate that the total cost to consummate the Offer and effect the purchase of Shares described above is approximately $185.5 million, which value does not include the acquisition of Shares that will be cancelled and exchanged for the Per Share Amount in the Merger. Purchaser acquired the funds for such purchase from Parent. Parent obtained the funds that it provided to Purchaser out of cash on hand and borrowings in the ordinary course.
Item 5. Interest in Securities of the Issuer.
Sections (a) and (b) of Item 5 are hereby deleted in their entirety and replaced with the following:
(a), (b) Purchaser is the direct record owner of, and has the power to vote and to dispose or direct the disposition of, 39,901,065 Shares, which represent 96.6% of the Company’s outstanding Shares. Parent, NDI and NTT are each beneficial owners of 39,901,065 Shares, which represent 96.6% of the Company’s outstanding Shares. To each Reporting Person’s knowledge, no Shares are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from such person’s affiliation with any of the Reporting Persons.
Item 7. Material to be Filed as Exhibits.

Exhibit 2.1	Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of June 14, 2010 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A, dated June 21, 2010).

Exhibit 2.2	Shareholders’ Agreement by and among Parent, Purchaser and SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd., dated as of June 14, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, dated June 21, 2010).

Exhibit 7	Joint Filing Agreement, dated June 14, 2010, by and among Parent, NDI, Purchaser and NTT (incorporated by reference to the Schedule 13D, dated June 14, 2010, filed with the SEC by Parent, NDI, Purchaser and NTT).

Exhibit 7.1	Power of Attorney, dated July 20, 2010, by and among Parent, NDI, Purchaser and NTT.

Signature
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 20, 2010

NTT DATA CORPORATION NTT DATA INTERNATIONAL L.L.C. MOBIUS SUBSIDIARY CORPORATION NIPPON TELEGRAPH AND TELEPHONE CORPORATION
By:	/s/ Kazuhiro Nishihata
	Name:	Kazuhiro Nishihata
	Title:	Attorney-in-fact